Exhibit 99.1

GDS Holdings Limited to Hold Annual General Meeting on October 9, 2018

Shanghai, China, September 10, 2018 — GDS Holdings Limited (“GDS Holdings” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it will hold its 2018 Annual General Meeting of Shareholders (“AGM”) at Room F, 5th Floor, World-Wide House, 19 Des Voeux Road, Central, Hong Kong at 2:00 p.m. (China Standard Time) on October 9, 2018 (which is 2:00 a.m. (Eastern Daylight Saving Time) on October 9, 2018).  Shareholders listed in the register of members at the close of business on September 12, 2018 (China Standard Time) are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Copies of the notice of AGM, which sets forth the resolutions to be proposed and seek adoption from shareholders, the Proxy Statement and the Company’s 2017 Annual Report are available on the Investor Relations section of the Company’s website at http://investors.gds-services.com and on the SEC’s website at www.sec.gov.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including direct private connection to major cloud platforms. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295
Email: ir@gds-services.com

The Piacente Group, Inc.

Brandi Piacente
Phone: +1 (212) 481-2050
Email: GDS@tpg-ir.com

Ross Warner

Phone: +86 (10) 5730-6201

Email: GDS@tpg-ir.com